Butterfield Reports Third Quarter 2017 Results

•	Net income of $41.1 million, or $0.74 per share.

•	Core net income[1] of $40.7 million, or $0.73 per share.

•	Net interest margin of 2.81%.

•	Return on average assets of 1.5%.

•	Return on average common equity of 20.7%; core return on average tangible common equity[1] of 22.2%.

•	Butterfield to acquire Global Trust Solutions business from Deutsche Bank.

Hamilton, Bermuda - 25 October 2017: The Bank of N.T. Butterfield & Son Limited (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended 30 September 2017.
Third quarter core net income1 was $40.7 million, or $0.73 per diluted common share, compared to $37.5 million, or $0.67 per diluted common share for the second quarter of 2017 and $33.4 million, or $0.60 per diluted common share, for the third quarter of 2016.
The return on average assets for the third quarter of 2017 was 1.5%, up from 1.3% in the previous quarter and 0.9% in the third quarter of 2016. The core return on average tangible common equity1 for the third quarter of 2017 was 22.2%, up from 21.6% in the previous quarter and 19.0% in the third quarter of 2016. The core efficiency ratio1 for the third quarter of 2017 was 62.8% compared with 66.1% in the previous quarter and 65.3% in the third quarter of 2016.
“Butterfield delivered solid results this quarter as lending margins improved and expenses began to return to a more normal level,” said Michael Collins, Chairman and Chief Executive Officer. “Today, we are also pleased to announce an agreement to acquire the Global Trust Solutions business from Deutsche Bank. This acquisition will add scale and talent to our existing trust operations in Switzerland, Guernsey and Cayman and add a profitable and strategically important private trust platform in Singapore. We expect it to generate stable trust fee income for the Bank and be accretive once integrated.”
Collins added, "This is our fourth significant acquisition since 2014 and is consistent with our strategy to grow by acquiring complementary businesses in select jurisdictions."
Net interest income (“NII”) for the third quarter of 2017 was $74.3 million, an increase of $2.8 million compared with NII of $71.5 million in the second quarter of 2017 and an increase of $9.3 million compared with NII of $65.0 million in the third quarter of 2016. Improvements in NII were driven by higher yields on the investment portfolio and on the adjustable-rate loan portfolio.
Net interest margin (“NIM”) for the third quarter of 2017 was 2.81%, up 15 basis points from the NIM of 2.66% in the previous quarter and up 42 basis points from the NIM of 2.39% in the third quarter of 2016. Improvements in NIM were driven by increases in NII and deposit costs which decreased slightly to 10 basis points from 11 basis points in the previous quarter.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures 1

Results for the third quarter of 2017 included a release of provision for credit losses of $0.7 million compared with a provision for credit losses of $0.5 million in the previous quarter and a provision for credit losses of $0.3 million in the third quarter of 2016.
Non-interest income was $38.2 million for the third quarter of 2017, compared with $38.7 million in the previous quarter and $36.3 million in the third quarter of 2016.
Non-interest expenses were $73.6 million in the third quarter of 2017, compared with $75.3 million in the previous quarter and $77.3 million in the third quarter of 2016. Non-interest expenses are expected to continue to normalize over the next quarter as various temporary expenses abate.

Capital Management
The current total capital ratio as at 30 September 2017 was 19.9% as calculated under Basel III, which was effective for reporting purposes beginning on 1 January 2016. As of 31 December 2016, the Bank reported its total capital ratio under Basel III at 17.6%. Both of these ratios are significantly above regulatory requirements.
The Board remains committed to a balanced capital return policy. The Board declared an interim dividend of $0.32 per common share to be paid on 27 November 2017 to shareholders of record on 13 November 2017.

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	30 September 2017	30 June 2017	30 September 2016
Non-interest income	38.2	38.7	36.3
Net interest income before provision for credit losses	74.3	71.5	65.0
Total net revenue before provision for credit losses and other gains (losses)	112.5	110.2	101.3
Provision for credit losses	0.7	(0.5)	(0.3)
Total other gains (losses)	1.8	2.0	0.6
Total net revenue	114.9	111.6	101.6
Non-interest expenses	(73.6)	(75.3)	(77.3)
Total net income before taxes	41.3	36.3	24.3
Income tax expense	(0.2)	(0.3)	(0.2)
Net income	41.1	36.1	24.0
Dividends and guarantee fee of preference shares	—	—	(4.1)
Net earnings attributable to common shareholders	41.1	36.1	19.9

Net earnings per share
Basic	0.75	0.66	0.41
Diluted	0.74	0.65	0.41

Per diluted share impact of other non-core items (1)	(0.01)	0.02	0.19
Core earnings per share on a fully diluted basis (1)	0.73	0.67	0.60

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	55,465	55,580	49,038

Key financial ratios
Return on average assets	1.5%	1.3%	0.9%
Return on common equity	20.7%	19.0%	11.7%
Core return on average tangible common equity (1)	22.2%	21.6%	19.0%
Net interest margin	2.81%	2.66%	2.39%
Core efficiency ratio (1)	62.8%	66.1%	65.3%
	0.10%	0.11%	0.11%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	30 September 2017		31 December 2016
Cash due from banks	1,546		2,102
Securities purchased under agreement to resell	210		149
Short-term investments	208		520
Investments in securities	4,613		4,400
Loans, net of allowance for credit losses	3,664		3,570
Premises, equipment and computer software	164		168
Goodwill and intangibles	61		62
Other assets	113		133
Total assets	10,578		11,104

Total deposits	9,407		10,034
Other liabilities	252		242
Long-term debt	117		117
Total liabilities	9,776		10,393
Common shareholders’ equity	802		711
Total shareholders' equity	802		711
Total liabilities and shareholders' equity	10,578		11,104

Key Balance Sheet Ratios:	30 September 2017		31 December 2016
Common equity tier 1 capital ratio	17.8%	(1)	15.3%	(1)
Tier 1 capital ratio	17.8%	(1)	15.3%	(1)
Total capital ratio	19.9%	(1)	17.6%	(1)
Leverage ratio	6.7%	(1)	5.8%	(1)
Risk-Weighted Assets (in $ millions)	4,152.7		4,365.4
Risk-Weighted Assets / Total Assets	39.3%		39.3%
Tangible common equity ratio	7.0%		5.9%
Non-accrual loans/gross loans	1.3%		1.3%
Non-performing assets/total assets	0.6%		0.5%
Total coverage ratio	86.2%		91.3%
Specific coverage ratio	27.4%		24.2%

(1)
Effective 1 January 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. Basel III adopts Common Equity Tier 1 (“CET1”) as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The leverage exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

QUARTER ENDED 30 SEPTEMBER 2017 COMPARED WITH THE QUARTER ENDED 30 JUNE 2017
Net Income
Net income for the quarter ended 30 September 2017 was $41.1 million, up $5.0 million from $36.1 million in the prior quarter.
The $5.0 million increase in net income in the quarter ended 30 September 2017 over the second quarter of 2017 was due principally to the following:

•
$2.8 million increase in net interest income before provision for credit losses, principally from interest earned on loans from slightly increased volumes and a full quarter's impact of repricing which increased yields as well as increased yields on the investment portfolio;

•	$1.2 million decrease in provisions for credit losses, principally from lower general provisioning rates;

•
$0.5 million decrease in non-interest income, principally from lower pick-up from investments in associates and equity method investments and lower trust revenue, partially offset by higher asset management fees;

•	$1.5 million decrease in marketing costs, due principally to a decrease in America’s Cup-related marketing initiatives;

•	$0.8 million increase in professional and outside services costs, due principally to $1.1 million of non-core expenses associated with potential acquisitions; and

•
$1.0 million decrease in the remaining non-interest expense items, due to lower America’s Cup-related premises improvement costs, a decrease in restructuring costs and lower Board of Directors-related expenses, partially offset by an increase in indirect taxation due to the timing of payments for work permits.

Non-Core Items
Non-core items resulted in net gains of $0.4 million in the quarter ended 30 September 2017, a decrease of $1.8 million from net losses and expenses of $1.4 million in the prior quarter. Non-core items for the period comprised principally:

•	$2.5 million in gains from the Avenir (SIV) pass-through note liquidation settlement;

•	$1.1 million of professional and outside services expenses associated with potential acquisitions;

•
Restructuring charges of $0.4 million, which represent professional fees and staff severance amounts incurred during the course of the orderly wind-down of the deposit taking and investment management businesses in the UK; and

•	$0.4 million of expenses associated with an internal review and account remediation programme of US-person account holders.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

BALANCE SHEET COMMENTARY AT 30 SEPTEMBER 2017 COMPARED WITH 31 DECEMBER 2016
Total Assets
Total assets of the Bank were $10.6 billion at 30 September 2017, down $0.5 billion from 31 December 2016. The Bank maintained a highly liquid position at 30 September 2017, with $5.3 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments, excluding held-to-maturity investments, representing 50.1% of total assets, compared with 55.0% at 31 December 2016.
Loans Receivable
The loan portfolio totalled $3.7 billion at 30 September 2017, approximately flat from year-end 2016, as paydowns in commercial lending were offset by new residential mortgages loans.
Allowance for credit losses at 30 September 2017 totalled $42.0 million, a decrease of $2.3 million from year-end 2016. The movement was due to recoveries on several specific provisions, as well as slightly lower general provisioning rates across several jurisdictions.
The loan portfolio represented 34.6% of total assets at 30 September 2017 (31 December 2016: 32.2%), whilst loans as a percentage of customer deposits increased from 35.7% at year-end 2016 to 39.0% at 30 September 2017, both of which are due to a decrease in customer term deposits.
As of 30 September 2017, the Bank had gross non-accrual loans of $48.7 million, representing 1.3% of total gross loans, a slight increase from the $48.5 million, or 1.3%, of total loans at year-end 2016. Net non-accrual loans were $35.4 million, equivalent to 1.0% of net loans. We continue to engage proactively with our clients who experience financial difficulty.
Other real estate owned (“OREO”) decreased slightly by $1.9 million to $12.3 million for the third quarter ended 30 September 2017, primarily as a result of sales transactions completed in the quarter.
Investment in Securities
The investment portfolio was $4.6 billion at 30 September 2017, compared to $4.4 billion at 31 December 2016. The increased portfolio size was driven principally by a greater allocation of assets to the held-to-maturity portfolio, which increased $0.2 billion through the purchase of US government and federal agency securities in 2017.
The investment portfolio was made up of high quality assets with 96.9% invested in A-or-better-rated securities. The investment yield increased slightly from the previous quarter to 2.22% as at 30 September 2017. Total net unrealised losses were $5.6 million, compared to $36.4 million at year-end 2016. The decrease in unrealised losses is attributable largely to a slight decrease in long-term treasury rates in the first nine months of 2017. The benchmark US 10-year treasury rate fell to its 52-week low in June 2016, and rebounded to its 52-week high in December 2016 and has settled around year-end levels at 30 September 2017.

Deposits
Average deposits were at $9.7 billion in the third quarter of 2017 compared to $10.0 billion in the fourth quarter of 2016. The cost of deposits was down slightly from the previous quarter at 10 basis points.

Average Balance Sheet1

	For the three months ended
	30 September 2017			30 June 2017			30 September 2016
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,241.5	4.6	0.81	2,636.9	4.5	0.68	2,924.4	2.6	0.35
Investment in securities	4,561.9	25.5	2.22	4,539.2	24.9	2.20	3,932.5	18.9	1.91
Trading	0.8	—	—	0.8	—	—	6.7	—	—
Available-for-sale	3,265.0	16.3	1.98	3,312.1	16.1	1.95	3,267.6	13.4	1.62
Held-to-maturity	1,296.1	9.2	2.83	1,226.3	8.9	2.90	658.2	5.6	3.38
Loans	3,682.3	47.9	5.16	3,606.8	46.0	5.11	3,945.6	47.3	4.75
Commercial	1,240.3	16.0	5.11	1,199.6	14.7	4.92	1,425.2	18.0	5.02
Consumer	2,442.0	31.9	5.19	2,407.1	31.2	5.20	2,520.4	29.3	4.60
Interest earning assets	10,485.8	78.0	2.95	10,782.9	75.3	2.80	10,802.5	68.8	2.53
Other assets	327.8			359.5			363.1
Total assets	10,813.5	78.0	2.86	11,142.4	75.3	2.71	11,165.5	68.8	2.45
Liabilities
Deposits	7,255.3	(2.5)	0.14	7,635.2	(2.7)	0.14	8,013.3	(2.7)	0.13
Securities sold under agreement to repurchase	—	—	—	—	—	—	2.8	—	0.74
Long-term debt	117.0	(1.3)	4.26	117.0	(1.2)	4.20	117.0	(1.1)	3.84
Interest bearing liabilities	7,372.3	(3.7)	0.20	7,752.2	(3.9)	0.20	8,133.2	(3.8)	0.19
Non-interest bearing current accounts	2,413.9			2,377.6			2,031.4
Other liabilities	255.7			251.1			157.9
Total liabilities	10,042.0	(3.7)	0.15	10,380.9	(3.9)	0.15	10,322.5	(3.8)	0.15
Shareholders’ equity	771.6			761.5			843.0
Total liabilities and shareholders’ equity	10,813.5			11,142.4			11,165.5
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	3,113.4			3,030.7			2,669.3
Net interest margin		74.3	2.81		71.5	2.66		65.0	2.39
1 Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $95.5 billion and $25.5 billion, respectively, whilst assets under management were $5.1 billion as at 30 September 2017. This compares with $98.0 billion, $24.7 billion and $4.7 billion, respectively, at 31 December 2016.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	30 September 2017	30 June 2017	30 September 2016
Net income	41.1	36.1	24.0
Dividends and guarantee fee of preference shares	—	—	(4.1)
Net income to common shareholders	41.1	36.1	19.9
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	(2.5)	—	—
Adjustment to holdback payable for a previous business acquisition	0.1	—	(0.7)
Total non-core (gains) losses	(2.4)	—	(0.7)
Non-core expenses
Early retirement programme, redundancies and other non-core compensation costs	0.1	0.1	0.3
Tax compliance review costs	0.4	0.7	0.2
Business acquisition costs	1.1	—	0.2
Restructuring charges and related professional service fees	0.4	0.6	0.6
Cost of 2010 legacy option plan vesting and related payroll taxes	—	—	8.8
Total non-core expenses	2.0	1.4	10.1
Total non-core items	(0.4)	1.4	9.4
Core net income	40.7	37.5	33.4
Core net income attributable to common shareholders	40.7	37.5	29.3

Average shareholders' equity	788.9	759.2	859.4
Less: average preference shareholders' equity	—	—	(182.9)
Average common equity	788.9	759.2	676.5
Less: average goodwill and intangible assets	(61.3)	(61.6)	(65.6)
Average tangible common equity	727.6	697.6	610.9
Core earnings per share fully diluted [1]	0.73	0.67	0.60
Return on common equity	20.7%	19.0%	11.7%
Core return on average tangible common equity	22.2%	21.6%	19.0%

Non-interest expenses	73.6	75.3	77.3
Less: non-core expenses	(2.0)	(1.4)	(10.1)
Less: amortization of intangibles	(1.0)	(1.1)	(1.2)
Core non-interest expenses before amortization of intangibles	70.6	72.8	66.0
Core revenue before other gains and losses and provision for credit losses	112.5	110.2	101.3
Core efficiency ratio	62.8%	66.1%	65.3%

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results on Wednesday 25 October 2017 at 10:00 a.m. Eastern Daylight Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

Forward-Looking Statements:
Certain of the statements made in this Release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from six jurisdictions: Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland and the United Kingdom, where we offer specialised financial services. Banking services comprise retail and corporate banking. Wealth management services are composed of trust, private banking, and asset management. In Bermuda and the Cayman Islands, we offer both banking and wealth management. In Guernsey, The Bahamas and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.
Investor Relations Contact:                Media Relations Contact:
Michael Schrum                    Mark Johnson
Group Chief Financial Officer                Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 298 4758                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: michael.schrum@butterfieldgroup.com        E-mail: mark.johnson@butterfieldgroup.com